SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of March 2006
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of March 2006, and incorporated by reference herein, are the following press releases made by the Registrant:
1. Press Release dated March 2, 2006
2. Press Release dated March 2, 2006
3. Press Release dated March 23, 2006

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: March 23, 2006

F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
Spectrum Offers SDR-3003 ISMRDP Single Slot Modem Rapid
Prototyping Platform for International MILCOM Development
Burnaby, B.C., Canada — March 2, 2006 — Spectrum Signal Processing Inc. today announced the flexComm™ SDR-3003 ISMRDP, an international version of its single slot wideband military communications (MILCOM) rapid prototyping and development platform. This platform offers the full “RF to Ethernet” modem processing functionality of Spectrum’s SDR-3002 IMRDP in a single slot. It operates from 20 MHz to 3 GHz with intermediate frequency (IF) bandwidths of up to 30 MHz. This fully integrated, commercial-off-the-shelf (COTS) software defined radio (SDR) platform is designed to reduce the effort and schedule required for the development of both Software Communications Architecture (SCA) and non-SCA-enabled military communications programs in North America and abroad.
The SDR-3003 ISMRDP single slot modem hardware solution integrates the latest Xilinx® Virtex-4™ field programmable gate array (FPGA) technology with Spectrum’s proven MPC7410 PowerPC™ and TMS320C64x™ digital signal processing technology. The SDR-3003 ISMRDP is specifically targeted at North American and international customers who need to start with one transceiver channel and scale up in single channel increments. This platform can be expanded and extended utilizing any of the cards and modules in the flexComm product line. The SDR-3003 ISMRDP integrates a two card single slot SCA-enabled platform with a DRT4001 SDR Family of radio frequency (RF) front-ends from Digital Receiver Technology, Inc. (DRT).
“Program managers and engineers value Spectrum’s rapid prototyping platforms since they offer a turnkey solution that can save over nine months of integration effort,” stated Mark Briggs, Spectrum’s Vice President of Marketing. “Spectrum provides the integrated base system, including third-party hardware, software and design tools, that enable project teams to focus on their application development.”
The SDR-3003 ISMRDP provides a turnkey black-side processing system for the U.S. Joint Tactical Radio System (JTRS) program and other MILCOM developers. This system includes sample application software and FPGA cores supporting frequency agile operation. The example software and cores include the source code, a key enabler in accelerating customers’ development efforts. In addition, the software and cores provide the following capabilities:
•	Programmable resource-optimized digital up and down converters

•	Time stamping and time triggering facility suitable for time-sensitive or time-slotted applications

•	RF control application programming interface to manage the RF subsystem
The SDR-3003 ISMRDP system is based upon Spectrum’s SDR-3000 family of processing and analog-to-digital/digital-to-analog converter boards in a four slot 2U CompactPCI® chassis, which leaves room for future expansion. These components are integrated with the DRT4001 RF front-end subsystem consisting of four DRT cards (tuner, exciter, reference module and the controller) in a 20-slot 3U CompactPCI chassis. The system includes all software application libraries, including digital down-conversion and digital up-conversion FPGA cores, operating systems and an SCA Core Framework. The system is flexible, scalable and due to its modularity and additional mezzanine site, the platform can evolve with customer needs as Spectrum continues to expand its XMC-based input/output offering.
The package includes Spectrum’s quicComm™ software, a hardware abstraction layer that facilitates platform programming and code portability. Technical support services and training courses are part of this comprehensive product offering.
Additional product information can be found at http://www.spectrumsignal.com/products.
The SDR-3003 ISMRDP is available for order immediately.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance

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advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

flexComm and quicComm are trademarks of Spectrum Signal Processing Inc. Xilinx is a registered trademark and Virtex-4 is a trademark of Xilinx Inc. Freescale is a trademark of Freescale Semiconductor Inc. PowerPC is a registered trademark of International Business Machines Corporation. CompactPCI is a registered trademark of the PCI™ Industry Computers Manufacturer’s Group. PCI is a trademark of the Peripheral Component Interconnect — Special Interest Group (PCI-SIG). TMS320C64x is a trademark of Texas Instruments. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.

SPECTRUM CONTACT
Mark Briggs
Technical and Trade Media
Tel: 604.676.6743
Email: mark_briggs@spectrumsignal.com

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F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
Spectrum Signal Processing Introduces the SDR-3002 EWRDP for
Electronic Warfare Applications
A rapid prototyping and deployment system for stationary and mobile signal collection and jamming applications
Burnaby, B.C., Canada — March 2, 2006 — Spectrum Signal Processing Inc. today announced the flexComm™ SDR-3002 EWRDP, an “IF to Ethernet” platform for the development and deployment of wideband Electronic Warfare (EW) systems. The system is targeted at both Electronic Support (collection) and Electronic Attack (jamming) applications in stationary or mobile deployments. This fully integrated, commercial-off-the-shelf (COTS) software defined radio platform is designed to dramatically reduce the effort and schedule required to develop and deploy an EW system.
The SDR-3002 EWRDP covers up to 480 MHz of bandwidth over six coherent intermediate frequency (IF) input and output channels, with a multitude of field programmable gate array (FPGA) and general purpose processing (GPP) capabilities. The system is suitable for deployment in many harsh environments and can operate at temperatures of up to 50 degrees Celsius. Engineering teams can accelerate their development efforts by building their applications on top of software examples demonstrating key functionality such as overall system application data flow, multi-channel synchronization and flash memory system booting. In addition to being able to develop on the deployment target, a smaller two-channel version, running the same software, is available for additional laboratory development and for use in smaller scale systems in more benign environments.
“The SDR-3002 EWRDP builds on Spectrum’s experience providing advanced software reconfigurable solutions for Electronic Warfare applications,” said Mark Briggs, Spectrum’s Vice President of Marketing. “Spectrum understands the need for rapid development and deployment in the Electronic Warfare space and this integrated solution will provide a quick and easy path to do so. By developing on the same platform that will go into the field and by utilizing the software examples as a basis for development, customers can devote their time to functionality differentiators.”
The SDR-3002 EWRDP system is based upon Spectrum’s SDR-3000 software defined radio processing and analog-to-digital/digital-to-analog converter boards. The package includes Spectrum’s quicComm™ software, a hardware abstraction layer that facilitates platform programming and code portability. Multiple software data flow examples are provided to facilitate development. Technical support services and training courses are part of this comprehensive product offering.
Additional product information can be found at http://www.spectrumsignal.com/products.
The SDR-3002 EWRDP is available for order immediately.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the

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timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

flexComm and quicComm are trademarks of Spectrum Signal Processing Inc. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.

SPECTRUM CONTACT
Mark Briggs
Technical and Trade Media
Tel: 604.676.6743
Email: mark_briggs@spectrumsignal.com

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F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
Spectrum Signal Processing Contracted by Harris Corporation to
Support the U.S. Navy’s Advanced Deployable System Program
flexComm™ HCDR-1000 and SDR-4000 Products to Provide Field Trial Platforms for Future
US Navy Littoral Surveillance Systems
COLUMBIA, MD — March 23, 2006 — Spectrum Signal Processing (USA) Inc., a subsidiary of Spectrum Signal Processing Inc., today announced that the Government Communications Systems Division of Harris Corporation (NYSE:HRS) has awarded Spectrum a $1.5 million contract for equipment and services to be deployed in the field trials of the U.S. Navy’s Advanced Deployable System (ADS). Spectrum will supply signal processing products and services for use in both ship borne and buoy components of the ADS. Field trials are scheduled to begin in late 2007.
The U.S. Navy’s ADS is a rapidly deployable submarine surveillance system designed for the world’s littorals, or coastal areas. The system will provide continuous acoustic coverage over vast ocean areas over extended periods and will be capable of detecting quiet nuclear submarines, diesel-electric submarines on the battery, ships exiting or entering port and mine-laying operations. The system will consist of a series of passive, bottom-fixed, battery-powered hydrophones connected to an anchored buoy and linked to a processing station aboard the Navy’s new Littoral Combat Ship (LCS). Spectrum’s products will be deployed in both ship borne and buoy borne radio equipment.
The ship borne radio platform will use Spectrum’s HCDR-1000 (High Channel Density Receiver) VME-based platform and will be responsible for interacting with multiple communications buoys and passing field data back to a central data processing station. Following successful field trials, the ship borne platforms are planned for deployment on approximately 80 U.S. Navy vessels.
The buoy radio platform will use Spectrum’s SDR-4000 platform, part of the company’s newly introduced rugged 3U CompactPCI® software defined radio product line. The buoy will transmit sonar data obtained from cabled hydrophones on the ocean floor to the ship borne platform. Following successful field trials, multiple buoy systems are planned for field deployment.
“Spectrum’s modular, re-usable and reconfigurable architecture allows Harris to reduce development costs by applying similar technologies to very diverse components of the Advanced Deployable System program,” said Ken Schumacher, Senior Program Manager, Harris Corporation Government Communications Systems Division. “Spectrum’s low power, rugged, small form factor products provide the right processing solution needed for this unique surveillance application.”
“Our commercial off-the-shelf platforms provide defense primes and their subcontractors with proven technology upon which they can immediately commence prototyping and field trials,” said Michael P. Farley, President of Spectrum USA. “With this contract, Spectrum has established a promising relationship with a leading supplier of military communications equipment to the U.S. Department of Defense.”
Spectrum’s HCDR-1000 and SDR-4000 are heterogeneous processing platforms that incorporate field programmable gate arrays from Xilinx® and PowerPC® processors from Freescale™ and IBM. RapidIO™ provides a high bandwidth interconnect fabric between the processors, as well as the input/output functionality to the processors, to ensure efficient use of the processing resources. Software development tools include Spectrum’s quicComm™ hardware abstraction layer to facilitate algorithm partitioning and programming, and a real-time operating system. For more information on these products, please visit www.spectrumsignal.com/products.
ABOUT HARRIS CORPORATION
Harris Corporation is an international communications technology company focused on providing assured communications™ products, systems and services for government and commercial customers. The company’s four operating divisions serve markets for government communications, tactical radio, broadcast, and microwave systems. Harris provides systems and service to customers in more than 150 countries. Additional information about Harris Corporation is available at www.harris.com.
Harris Government Communications Systems Division conducts advanced research studies, develops prototypes, and produces and supports state-of-the-art, assured communications™ solutions and information systems that solve the mission-critical challenges of its military and government customers, while serving as the technology base for the company’s diverse commercial businesses.

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ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

flexComm and quicComm are trademarks of Spectrum Signal Processing Inc. CompactPCI is a registered trademark of the PCI™ Industrial Computer Manufacturers Group. PCI is a trademark of the Peripheral Component Interconnect — Special Interest Group (PCI-SIG). Xilinx is a registered trademark of Xilinx, Inc. PowerPC is a registered trademark of International Business Machines Corporation. Freescale is a trademark of the Freescale Semiconductor, Inc. RapidIO is a trademark of the RapidIO Trade Association. Assured communications is a trademark of the Harris Corporation.

SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Tel: 604.676.6743	Tel: 604.676.6733
Email: mark_briggs@spectrumsignal.com	E-mail: brent_flichel@spectrumsignal.com

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